SEC 1745  POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
(02-02) INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.






                                  UNITED STATES              OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION    OMB Number:
                                                             3235-0145
                             WASHINGTON, D.C. 20549          Expires:
                                                             December 31, 2005
                                 SCHEDULE 13G/A              Estimated average
                                 (RULE 13d-102)              burden hours per
                                                             response. . 11



             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                   DYNAMEX INC
                                   -----------
                                (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                         (Title of Class of Securities)

                                    26784f103
                                    ---------
                                 (CUSIP Number)

                                FEBRUARY 14, 2006
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [   ]   Rule 13d-1(b)
  [ X ]   Rule 13d-1(c)
  [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  26784f103

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Pike Capital Partners, LP
                        16-1619246
     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [     ]
            (b)     [     ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    1,054,000
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        1,054,000

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,054,000

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [   ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.49%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO (limited partnership)

CUSIP NO.  26784f103

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Pike Capital Partners (QP), LP
            20-3549760

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a)     [     ]
            (b)     [     ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    1,054,000
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        1,054,000

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,054,000

     10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            (SEE INSTRUCTIONS)  [   ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.49%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            OO (limited partnership)

ITEM 1.
           (a)  NAME OF ISSUER   DYNAMEX INC.

           (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
                1870 Crown Drive, Dallas, Texas 75234

ITEM 2.
           (a)  NAME OF PERSON FILINGS
                Pike Capital Partners (QP), L.P. and Pike Capital Partners, LP
           (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE Both entities have an address of 275 Madison Avenue, Suite 418, New York, NY 10016
           (c)  CITIZENSHIP
                Both entities were formed in Delaware
           (d)  TITLE OF CLASS OF SECURITIES
                Common Stock
           (e)  CUSIP NUMBER
                26784f103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

           Not applicable

ITEM 4.    OWNERSHIP
PROVIDE THE FOLLOWING INFORMATION REGARDING THE AGGREGATE NUMBER AND PERCENTAGE OF THE CLASS OF SECURITIES OF THE ISSUER IDENTIFIED IN ITEM 1.
Pike Capital Partners (QP), LP
Pike Capital Partner, LP

           (a)  AMOUNT BENEFICIALLY OWNED: 1,054,000
           (b)  PERCENT OF CLASS:  9.49%
           (c)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:
                (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:  0
                (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 1,054,000
                (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: 0
                (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                       OF: 1,054,000


ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not Applicable

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10.   CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated this 14th day of February, 2006


                          PIKE CAPITAL PARTNERS (QP), LP
                          By: Pike Capital Management LLC, its General Partner

                          By:     /s/ Daniel W. Pike
                                  ------------------
                                  Daniel W. Pike, Managing Member

                          PIKE CAPITAL PARTNERS, LP
                          By: Pike Capital Management LLC, its Gneral Partner

                          By: /s/ Daniel W. Pike
                              ------------------
                                  Daniel W. Pike, Managing Member

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G/A:

Exhibit A   Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A

Exhibit B   Joint Filing Agreement dated February 14, 2006 among Pike
            Capital Partners (QP), LP and Pike Capital Partners, LP.

Exhibit A

Identification of entities which acquired the shares which are the subject of this report on Schedule 13G/A.

(1) Pike Capital Partners (QP), LP, a private investment partnership formed under the laws of State of Delaware. Pike Capital Management LLC is the General Partner of Pike Capital Partners (QP), LP. Mr. Daniel W. Pike is the Managing Member of Pike Capital Management LLC.

(2) Pike Capital Partners, LP, a private investment partnership formed under the laws of State of Delaware. Pike Capital Management LLC is the General Partner of Pike Capital Partners, LP. Mr. Daniel W. Pike is the Managing Member of Pike Capital Management LLC.

                             JOINT FILING AGREEMENT

                     This Agreement is filed as an exhibit to Schedule 13G/A being filed by Pike Capital Partners (QP), LP and Pike Capital Partners, LP in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, which requires an agreement in writing indicating that the Schedule 13G/A to which this Agreement is attached is filed on behalf of the below-named entities, that they are each responsible for the timely filing of the Schedule 13G/A and any amendments thereto and for the completeness and accuracy of the information concerning such persons contained therein.

                     This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.


Dated this 14th day of February, 2006



                            PIKE CAPITAL PARTNERS (QP), LP
                            By: Pike Capital Management LLC, its General Partner

                            By:   /s/ Daniel W. Pike
                                  ------------------
                                  Daniel W. Pike, Managing Member

                            PIKE CAPITAL PARTNERS, LP
                            By: Pike Capital Management LLC, its General Partner

                            By:   /s/ Daniel W. Pike
                                  ------------------
                                  Daniel W. Pike, Managing Member